

DIMON INCORPORATED

512 BRIDGE STREET
P. O. BOX 681
DANVILLE, VIRGINIA 24543

NOTICE OF ANNUAL MEETING

AND PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OCTOBER 31, 2001

DIMON INCORPORATED

512 Bridge Street
P. O. Box 681
Danville, Virginia 24543

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on October 31, 2001

TO OUR SHAREHOLDERS:

The annual meeting of shareholders of DIMON Incorporated will be held at the offices of the Company, 512 Bridge Street, Danville, Virginia, the 31st day of October, 2001, at 10:00 A.M., for the following purposes:

1. To elect four directors to serve until the 2004 annual meeting or until the election of their successors; and

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only record holders of common stock at the close of business on September 10, 2001, are entitled to vote at the meeting.


By Order of the Board of Directors
T. C. Parrish
Secretary


Danville, Virginia
September 24, 2001

You are cordially invited to attend the meeting. However, it is important that your stock be represented if you do not attend and the Board of Directors of the Company requests that you date, sign and return the accompanying proxy. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. You may revoke a prior proxy at any time by submitting a newly dated proxy or by attending the meeting and voting in person.

DIMON INCORPORATED

512 Bridge Street
P. O. Box 681
Danville, Virginia 24543

PROXY STATEMENT
for the
2001 ANNUAL MEETING OF SHAREHOLDERS
to be held on October 31, 2001

GENERAL

This statement is furnished in connection with the Board of Directors' solicitation of proxies in the accompanying form to be voted at the annual meeting of shareholders of DIMON Incorporated (the "Company") to be held on October 31, 2001, or any adjournment thereof.

Record holders of common stock of the Company at the close of business on September 10, 2001, are entitled to notice of, to vote at, and to participate in the meeting. On September 10, 2001, there were 44,640,004 shares of common stock outstanding. Each share of common stock is entitled to one vote. A majority of votes entitled to be cast on any matter will constitute a quorum on that matter. If a quorum is not present at the meeting, the meeting may be adjourned from time to time by vote of a majority of the shares present without notice other than announcement at the meeting.

Proxies received in the accompanying form may be revoked at any time before exercise by written notice addressed to the Secretary at the office of the Company, by a later dated proxy, or by attending the meeting and voting in person, but proxies that are properly executed and unrevoked will be voted.

The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited personally or by telephone by regular employees of the Company. The Company will reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries for expenses reasonably incurred by them in sending proxy material to the beneficial owners of stock. The date of mailing of this statement and the accompanying proxy was on or about September 24, 2001.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's bylaws provide that the Board of Directors shall consist of ten directors, divided into three classes as nearly equal in number as possible, with terms expiring at successive annual meetings of the shareholders. Accordingly, four Class I directors will be elected at the 2001 annual meeting, each of whom will be elected to serve until the 2004 annual meeting or until his successor is elected.

Votes pursuant to the accompanying proxy will be cast for the election of the following nominees, all of whom are currently directors of DIMON and have indicated their willingness to serve if elected: Mr. R. Stuart Dickson, Mr. Albert C. Monk III, Mr. Norman A. Scher, and Mr. Martin R. Wade III.

Should a nominee become unavailable for any reason, which the Board of Directors has no reason to expect, it is intended that the individuals named in the proxy will vote for an appropriately designated substitute.

The election of each nominee for director requires a plurality of the votes cast by record holders of common stock entitled to vote in the election of directors. Shares for which voting authority is withheld and shares held in street name that are not voted in the election of directors ("broker non-votes") will not be included in determining the number of votes cast.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL OF THE NOMINEES.

The following information is furnished with respect to the Company's directors and nominees. Each director has served since April 1995, with the exception of Messrs. Dickson, Harker, and Wade, who have served since November 1995, March 1999, and February 2001, respectively.

Name	Age	Business Experience During Past Five Years	Other Public Company Directorships Held
Class I Nominees (nominated for election to serve for a term expiring at the 2004 annual meeting of shareholders)			
R. Stuart Dickson	72	Chairman of the Executive Committee of Ruddick Corporation, a holding company, since 1994.	Ruddick Corporation; Textron, Inc.
Albert C. Monk III	62	Retired consultant to DIMON since January 2001. Consultant to DIMON from January 2000 to December 2000. Vice Chairman of the Board of DIMON from March 1999 to December 1999. President of DIMON from 1995 to 1999.	
Norman A. Scher	63	Executive Vice President and Chief Financial Officer of Tredegar Corporation, a manufacturer of plastic films and aluminum extrusions with a biotech division focused on healthcare related technologies.	Tredegar Corporation
Martin R. Wade III	52	Director, President and Chief Executive Officer of Digital Creative Development Corporation (DC2), a company that acquires and invests in entertainment content companies, since May 2001. Director and Executive Vice President of DC2 from June 2000 to April 2001. Managing Director of Prudential Securities Inc. from 1998 to 2000. Managing Director of Salomon Brothers, Inc. from 1996 to 1998.	Digital Creative Development Corporation
Class II Directors (term expiring at the 2002 annual meeting of shareholders)			
Brian J. Harker	51	President and Chief Executive Officer of DIMON since May 1999. President and Chief Operating Officer from March 1999 to April 1999. Executive Vice President and Chief Financial Officer from October 1996 to February 1999.	
James E. Johnson, Jr.	71	Partner of Womble Carlyle Sandridge & Rice, PLLC, a law firm.	

Name	Age	Business Experience During Past Five Years	Other Public Company Directorships Held
Joseph L. Lanier, Jr.	69	Chairman of the Board of DIMON since May 1999. Chairman of the Board and Chief Executive Officer of Dan River, Inc., a textile manufacturer.	Dan River, Inc.; Flowers Industries, Inc.; SunTrust Banks, Inc.; Torchmark Corporation

Class III Directors (term expiring at the 2003 annual meeting of shareholders)

Name	Age	Business Experience During Past Five Years	Other Public Company Directorships Held
Henry F. Frigon	66	Private investor and consultant. Chairman of the Board of CARSTAR, Inc., a collision repair service company, since 1995. Chairman and Chief Executive Officer of CARSTAR from 1998 to 2000.	Buckeye Technologies Inc.; H&R Block, Inc.; Packaging Corporation of America; Sypress Solutions, Inc.; Tuesday Morning
John M. Hines	61	Private investor and consultant. Director of Glen Raven, Inc., a private company, since June 2001. Consultant to DIMON from 1996 to 1998. Executive Vice President of DIMON from 1995 to 1996.	
Dr. Thomas F. Keller	70	R. J. Reynolds Professor of Business Administration, Fuqua School of Business, Duke University, since June 1996. Dean, Fuqua School of Business Europe from 1999 to 2001.	Biogen, Inc.; Hatteras Income Securities; Nations Balanced Target Maturity Fund; Nations Funds; Nations Government Income Trust, Series 2003 and 2004; Nations Life Goal Fund; Wendy's International, Inc.

BOARD OF DIRECTORS

Meeting Attendance

Four regular meetings of the Company's Board of Directors were held during fiscal year 2001. No director attended less than 75 percent of the aggregate of all meetings held by (1) the full board of directors and (2) each committee of the board on which the director served.

Committees of the Board

The board has standing Executive, Executive Compensation, Nominating and Audit Committees.

The Executive Committee is composed of Messrs. Lanier (Chairman), Harker and Monk. The business of the Company is under the general management of a board of directors as provided by the laws of Virginia, the Company's state of incorporation. DIMON's articles of incorporation and bylaws provide that the Executive Committee has authority to act in all matters that the full board may act upon when the board is not in session. The Executive Committee reports all of its actions to the full board of directors at its next meeting. The Executive Committee met twice during fiscal year 2001.

The Executive Compensation Committee is composed of Messrs. Scher (Chairman), Dickson and Lanier. The Executive Compensation Committee's basic functions are to: review the effectiveness of the management compensation plans of the Company; set the compensation of the Chief Executive Officer and the officers reporting to the Chief Executive Officer; review and approve the management incentive systems of the Company and the awards granted thereunder; and administer the Company's stock option plans. The Executive Compensation Committee met twice during fiscal year 2001.

The Nominating Committee is composed of Messrs. Frigon (Chairman), Dickson and Lanier. The Nominating Committee recommends to the full board of directors persons to serve as directors of the Company and establishes such procedures as it deems proper to receive and review information concerning potential candidates for election or re-election to the board of directors. Shareholders entitled to vote in the election of directors may nominate candidates for consideration by the Nominating Committee (see Shareholders' Proposals and Nominations). The Nominating Committee met once during fiscal year 2001.

Audit Committee

The Audit Committee is composed of Dr. Keller (Chairman), and Messrs. Frigon and Johnson. The Audit Committee is authorized to consult with the Company's outside auditors and recommend the selection of such auditors for each fiscal year. The Audit Committee's basic functions are to assist the board of directors in preserving the integrity of the financial information published by the Company through the review of financial and accounting controls and policies, financial reporting requirements, alternative accounting principles that could be applied, and the quality and effectiveness of the independent accountants and the Company's internal auditors. The Audit Committee met eight times during fiscal year 2001.

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached hereto as Appendix A. Each of the members of the Audit Committee is independent, as defined in the New York Stock Exchange listing standards.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61.

The Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2001 for filing with the Securities and Exchange Commission.

Audit Committee:

Dr. Thomas F. Keller, Chairman
Henry F. Frigon
James E. Johnson, Jr.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table provides information as of August 15, 2001, with respect to the direct and indirect ownership of common stock by (1) each person or group known to the Company to beneficially own more than 5% of the outstanding shares; (2) each director and nominee for director; (3) each executive officer named in the Summary Compensation Table; and (4) all directors, nominees and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares with Sole Voting and Investment Power (1)	Number of Shares with Shared Voting and Investment Power (2)	Total Number of Shares (1)	Percent of Class (if more than 1%) (1)
Dimensional Fund Advisors Inc. (3) 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401	3,309,100	0	3,309,100	7.42
Franklin Resources, Inc. (4) Charles B. Johnson (4) Rupert H. Johnson, Jr. (4) 777 Mariners Island Boulevard, San Mateo, CA 94404	0	3,426,300	3,426,300	7.69
Franklin Advisory Services, LLC (4) One Parker Plaza, Sixteenth Floor, Fort Lee, NJ 07024				
Merrill Lynch Investment Managers (5) World Financial Center, North Tower 250 Vesey Street New York, NY 10381	0	3,358,700	3,358,700	7.53
ML Global Allocation Fund, Inc. (5) 800 Scudders Mill Road Plainsboro, NJ 08536				
Larry R. Corbett	101,684	5,000	106,684	
Steven B. Daniels	85,947	5,300	91,247	
R. Stuart Dickson	11,641	0	11,641	
Henry F. Frigon	14,000	0	14,000	
H. Peyton Green III	241,965	7,163	249,128	
Brian J. Harker	108,000	22,128	130,128	
John M. Hines	75,400	0	75,400	
James E. Johnson, Jr.	11,000	0	11,000	
Thomas F. Keller	12,000	0	12,000	
Joseph L. Lanier, Jr.	43,141	0	43,141	
Albert C. Monk III (6)	567,235	234,091	801,326	1.79
Norman A. Scher	20,763	0	20,763	
Gustav R. Stangl	18,900	5,000	23,900	
Martin R. Wade III	5,000	0	5,000	

Name of Beneficial Owner	Number of Shares with Sole Voting and Investment Power (1)	Number of Shares with Shared Voting and Investment Power (2)	Total Number of Shares (1)	Percent of Class (if more than 1%) (1)
All Executive Officers, Directors and Nominees For Director as a group (14 persons)	1,316,676	278,682	1,595,358	3.53

(1) Includes shares of common stock that may be acquired upon exercise of options that are currently exercisable or will become exercisable within sixty days of August 15, 2001, as follows: Messrs. Corbett, 49,000 shares; Daniels, 61,319 shares; Dickson, 9,000 shares; Frigon, 9,000 shares; Green 89,880 shares; Harker, 98,000 shares; Hines, 65,400 shares; Johnson, 9,000 shares; Keller, 9,000 shares; Lanier, 34,000 shares; Monk, 115,500 shares; Scher, 9,000 shares; Stangl, 18,600 shares; and the officers, directors and nominees as a group, 576,699 shares.

(2) Includes restricted shares of common stock held by: Mr. Harker, 20,000 shares; and Messrs. Corbett, Daniels, Green and Stangl, 5,000 shares each. The shares are restricted for three years from the date of the award, provided the recipient remains in the employ of the Company. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

(3) According to an amended Form 13G filed on February 2, 2001, and reporting information as of December 31, 2000, Dimensional Fund Advisors Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 that furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the "Funds"). In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over shares owned by the Funds. Dimensional disclaims beneficial ownership of such shares.

(4) According to an amended Form 13G, filed January 26, 2001, and reporting information as of December 31, 2000, these shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). The advisory contracts grant the Adviser Subsidiaries all investment and/or voting power over the securities owned by the advisory clients. Therefore, the Adviser Subsidiaries may be deemed to be the beneficial owner of these shares.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. Therefore, FRI and the Principal Shareholders may be deemed to be the beneficial owner of these shares.

FRI, the Principal Shareholders and the Adviser Subsidiaries disclaim any beneficial ownership of these shares and are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act. The amended Form 13G reports that Franklin Advisory Services, LLC has the sole power to vote and the sole power to dispose of 3,422,100 shares and that Franklin Management, Inc. has the sole power to dispose of 4,200 shares.

(5) According to an amended Form 13G filed on February 5, 2001, and reporting information as of December 31, 2000, by Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Investment Managers is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The amended Form 13G reports that Merrill Lynch Investment Managers shares the power to vote and dispose of 3,358,700 shares and that ML Global Allocation Fund shares the power to vote and dispose of 3,100,000 shares.

(6) Holdings reflect the expiration of a DECS Trust in August 2000, which resulted in the termination of voting and dividend rights for 600,000 shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table presents information relating to total compensation for the three fiscal years ended June 30, 2001, 2000 and 1999, of the Chief Executive Officer and the four other most highly compensated executive officers of the Company during fiscal year 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary $	Bonus $	Other Annual Compensation $	Restricted Stock (1) $	Options/ SARs #	All Other Compensation (2) $
Brian J. Harker	2001	418,750	244,035	0	56,250	70,000	133,490
President and Chief	2000	400,000	0	0	0	0	126,711
Executive Officer and	1999	301,667	134,400	0	0	70,000	100,022
Director							
Larry R. Corbett	2001	228,750	79,258	0	14,063	40,000	78,518
Senior Vice President –	2000	225,000	0	0	0	0	75,046
Regional Director	1999	203,375	45,450	0	0	35,000	72,501
Steven B. Daniels	2001	236,250	82,704	0	14,063	40,000	75,303
Senior Vice President –	2000	225,000	0	0	0	0	54,463
Regional Director	1999	195,875	45,450	0	0	35,000	50,112
H. Peyton Green III	2001	208,750	72,366	0	14,063	30,000	106,114
Senior Vice President –	2000	205,000	0	0	0	0	103,436
Sales and Marketing	1999	198,125	41,410	0	0	30,000	99,998
Gustav R. Stangl	2001	216,511	49,387	0	14,063	30,000	38,488
Senior Vice President –	2000	225,600	0	0	0	0	36,756
Regional Director	1999	191,209	16,000	0	0	20,000	0

(1)   The value shown is the number of restricted shares times the market price of DIMON stock on the date of grant. As of June 30, 2001, the total number and value of restricted shares held by these executives were: Mr. Harker, 20,000 shares ($200,000); Messrs. Corbett, Daniels, Green and Stangl, 5,000 shares ($50,000) each. The values given do not reflect the fact that the shares are restricted for three years from the date of the award, provided the recipient remains in the employ of the Company. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

(2)   Includes contributions to the Company's 401(k) Plan, accruals in the Dibrell Deferred Compensation Plan, premiums to fund the Pension Equalization Plan ("PEP") and Supplemental Executive Retirement Plan ("SERP"), and premiums for Split Dollar Life Insurance and the SERP Disability Insurance for fiscal years 2001, 2000 and 1999 as follows:

Name	Fiscal Year	Corporate Match 401(k) Plan $	Deferred Compensation Plan $	PEP/SERP Premiums $	Split Dollar Life Premium $	SERP Disability Premium $	Total $
Brian J. Harker	2001	3,400	0	72,218	50,164	7,708	133,490
	2000	3,400	0	65,245	50,358	7,708	126,711
	1999	3,200	0	59,496	31,907	5,419	100,022
Larry R. Corbett	2001	3,400	0	39,083	30,736	5,299	78,518
	2000	3,400	0	36,701	30,888	4,057	75,046
	1999	3,200	0	34,648	30,888	3,765	72,501
Steven B. Daniels	2001	3,400	0	56,607	12,456	2,840	75,303
	2000	3,400	0	36,701	12,502	1,860	54,463
	1999	3,200	0	32,898	12,502	1,512	50,112
H. Peyton Green III	2001	2,768	23,664	51,509	25,568	2,605	106,114
	2000	3,400	23,664	49,328	24,534	2,510	103,436
	1999	3,200	23,664	49,264	21,980	1,890	99,998
Gustav R. Stangl	2001	0	0	38,488	0	0	38,488
	2000	0	0	36,756	0	0	36,756
	1999	0	0	0	0	0	0

Stock Option Grants; Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

The following table sets forth information on stock options granted to the named executives during fiscal year 2001 under the Company's Omnibus Stock Incentive Plan.

Stock Option Grants in Last Fiscal Year

	Individual Grants				
	Options/SARs Granted (1)	% of Total Options Granted to All Employees	Exercise or Base Price	Expiration Date	Grant Date Present Value (2)
Brian J. Harker	70,000	11.13	$2.8125	8/24/10	$43,724
Larry R. Corbett	40,000	6.36	$2.8125	8/24/10	$24,985
Steven B. Daniels	40,000	6.36	$2.8125	8/24/10	$24,985
H. Peyton Green III	30,000	4.77	$2.8125	8/24/10	$18,739
Gustav R. Stangl	30,000	4.77	$2.8125	8/24/10	$18,739

(1)   All option grants consisted of incentive and nonqualified stock options. These grants become exercisable on August 24, 2003.

(2)   The exercise price was set at the closing price of DIMON common stock on the date of the grant. Utilizing the Black-Scholes valuation method, a value of $0.62 per share was determined. The Black-Scholes Model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted under the plan differ from exchange traded options in three key respects: the options are long-term, nontransferable and subject to vesting restrictions, while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. In applying the Black-Scholes pricing model, the Company has assumed an option term of ten years, an annual dividend yield for the Company's common stock of 7.11%, a riskless rate of return of 5.88%, and a stock price volatility of 0.46. No adjustment has been made to reflect the non-transferability of incentive stock options or the

limited transferability of non-qualified stock options granted under the plan. Consequently, because the Black-Scholes Model is adapted to value the options set forth in the table and is assumption-based, it may not accurately determine the grant date present value. The actual value, if any, an optionee will realize will depend on the excess of the market value of the common stock over the exercise price on the date the option is exercised.

The following table sets forth information with respect to the named executive officers concerning the exercise of options during fiscal year 2001 and unexercised options and SARs held by them on June 30, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Value

	Shares Acquired on Exercise #	Value Realized $	Number of Unexercised Options & SARs at Fiscal Year End Exercisable/ Unexercisable (2) #	Value of Unexercised In-the-Money Options & SARs at Fiscal Year End Exercisable/ Unexercisable (1)(2) $
Brian J. Harker	0	0	78,000/140,000	$0/$743,125
Larry R. Corbett	0	0	39,000/75,000	$0/$407,500
Steven B. Daniels	0	0	51,319/75,000	$0/$407,500
H. Peyton Green III	0	0	79,880/60,000	$0/$313,125
Gustav R. Stangl	0	0	13,600/50,000	$0/$286,875

(1) At fiscal year end June 30, 2001, the closing price of the Company's common stock as quoted on the New York Stock Exchange was $10.00.

(2) The options represented as unexercisable could not be exercised by the named executive on June 30, 2001, and future exercisability is dependent upon the named executive remaining in the employ of the Company until the vesting date, which is up to three years from the grant date, subject to acceleration for retirement, death or total disability.

Employment and Consulting Agreements

Messrs. Harker, Corbett and Green currently have employment agreements with the Company that were entered into prior to the reorganization of Dibrell Brothers and Monk-Austin in April 1995. The agreements with Messrs. Harker and Green provide for their employment until October 31, 2001. The agreement with Mr. Corbett provides for his employment until June 30, 2002. The agreements may be terminated early in certain circumstances and are renewable for successive one-year terms.

Under the agreements, Messrs. Harker, Corbett and Green are entitled to annual base salaries of $250,000 and $180,000 and $155,000, respectively, subject to increases, and are eligible for cash payments under the Company's Management Incentive Plan. The agreements also provide for (1) an annual supplemental retirement benefit equal to 50 percent of the executive officer's average base salary for a period of up to ten years upon termination of the agreements for reasons other than death, disability or cause; (2) an annual death benefit equal to 25 percent of the executive officer's average base salary payable to a beneficiary designated by the executive for a period of up to five years; and (3) annual disability payments, for Messrs. Harker and Green, under the Long-Term Disability Plan.

The agreements further provide that from the time of termination of the executive's employment (other than by virtue of death or for cause) until his death, he will be entitled to participate in any group health plan or program provided by the Company at the time of termination, and the Company must use its best efforts to provide the executive with an individual health insurance policy if he is unable to participate in the existing plan.

The agreements may be terminated by the Company for cause or by the officer for "good reason," generally related to a failure by the board to elect the officer to a responsible executive position, material modifications of the officer's duties, functions and responsibilities, or breach of the agreement by the Company.

In the event of termination of employment by the Company other than for cause, by the executive for good reason or upon the expiration of the agreement, each agreement provides that the executive officer will be entitled to receive a special severance benefit for a period of one year after the time of termination equal to a maximum of his base salary and incentive payments for the employment year just completed. The agreements further provide for the reimbursement by the Company of reasonable business expenses. The Company is obligated to pay additional amounts for any taxes the executive officers would have to pay with respect to any parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended.

Messrs. Hines and Monk also had employment agreements with the Company prior to their retirements, effective July 1, 1996 and December 31, 1999, respectively. Under his employment agreement, Mr. Hines is entitled to receive an annual retirement benefit of $180,000 through 2008. Mr. Monk is entitled to receive an annual retirement benefit of $190,000 through 2009 under the terms of his employment agreement. Thereafter, Mr. Monk will be entitled to his SERP retirement benefit.

In addition, Messrs. Hines and Monk had consulting agreements with the Company for which they received $170,000 and $225,000 per year, respectively. Mr. Hines' agreement ended June 30, 1998 and Mr. Monk's agreement ended December 31, 2000.

Retirement Plan

Effective July 1, 1996, the Retirement Plan was converted to the DIMON Incorporated Cash Balance Plan (the "Cash Balance Plan"). The Cash Balance Plan includes all full-time active U.S. employees of DIMON and its subsidiaries. Benefits under the Cash Balance Plan are determined by age and years of credited service. Benefits are payable as a lump sum or on an annuity basis.

Under the Cash Balance Plan each participant has an account balance that represents his or her benefit under the Cash Balance Plan. The participant's initial account balance equals the present value of his or her benefit earned through June 30, 1996, under the Retirement Plan. Benefit accruals earned after June 30, 1996, are credited annually to the participant's account and are comprised of the sum of two components: retirement credit and interest credit.

The following table summarizes the annual retirement credit provided to participants in the Cash Balance Plan.

Combined Age and Years of Service	Annual Retirement Credit
‹40	3.5% of annual earnings
40-49	4.0% of annual earnings
50-59	5.0% of annual earnings
60-69	6.0% of annual earnings
70-79	7.0% of annual earnings
›80	8.0% of annual earnings

The interest credit is equal to the annual interest rate times the participant's account balance at the end of the previous year. The interest rate, which is equal to a yield on one year Treasury bills, is computed at the beginning of the plan year and is used throughout the plan year. The annual interest rate credit for calendar year 2001 is 6.71 percent.

Benefits earned under the Cash Balance Plan vest after five years of service. The Cash Balance Plan limits the pay that is used in determining the annual retirement credit. The limit is $170,000 for calendar year 2001. A limit is also imposed on the amount of benefit payable to the participant from the Cash Balance Plan.

Benefits under the Cash Balance Plan are payable upon normal retirement (age 65), vested termination or death. A participant may elect to commence benefit payments on the first day of the month that is coincident with or next following the earlier of his or her 55th birthday or the first anniversary of separation of employment. The benefits are payable in the form of a contingent annuity, level annuity or lump sum, which are all actuarially equivalent.

All of the individuals named in the Summary Compensation Table are participants in the Cash Balance Plan with the exception of Mr. Stangl. As of July 1, 2001, combined age and credited service for Messrs. Harker, Corbett, Daniels and Green equaled 62, 90, 63 and 82, respectively. The estimated annual benefits from the Cash Balance Plan for Messrs. Harker, Corbett, Daniels and Green, assuming a four percent annual salary increase, are $59,634, $15,454, $57,449 and $30,445, respectively.

Excess Benefit Plan

The Company maintains an Excess Benefit Plan that provides individuals who participate in the Cash Balance Plan the difference between the benefits they could potentially accrue under the Cash Balance Plan considering total compensation and the benefits actually paid as limited by regulations imposed by the Internal Revenue Code. Employees who meet the eligibility requirements of the Cash Balance Plan and are selected by management may participate in this plan. Such benefits are not funded and are expensed by the Company as paid.

Pension Equalization Plan (PEP)

The PEP was established to pay selected employees unreduced early retirement benefits coordinated with benefit payments under DIMON's Cash Balance Plan. Under the PEP, some participants receive a benefit that, when added to their defined benefit plans, provides them with unreduced benefits if they retire on or after age 55 (with credit to age 65) with 30 years of benefit service. For other participants, the unreduced benefits are available if they retire on or after age 60 (with credit to age 65) with 25 years of benefit service. The PEP also provides individual account-based benefits to employees determined by the Company in its full discretion in amounts likewise determined. In all cases, a participant's benefits are not fully vested until that participant satisfies a "vesting contribution" provision in the PEP (satisfaction can include a direct contribution, an indirect contribution, a waiver by the Company, any combination of the foregoing, or other measures satisfactory to the Company). All benefits are funded by Company-owned life insurance policies for each participant. The PEP also allows the Company to provide "back-up" benefits to ensure (but not duplicate) benefit payments under other nonqualified retirement plans.

The following table sets forth, as of June 30, 2001, the estimated annual benefits payable as a straight life annuity under the PEP upon retirement at age 65 after specified years of credited service, as defined in the PEP. In the event of early retirement prior to age 55 and 30 years of service or age 60 with 25 years of service, the following benefits are subject to reduction.

Estimated Annual Benefits Payable at Retirement

Final Average Earnings	Years of Credited Service			
	10 Yrs.	20 Yrs.	30 Yrs.	40 Yrs.
$	$	$	$	$
180,000	19,800	39,600	59,400	79,200
220,000	24,200	48,400	72,600	96,800
260,000	28,600	57,200	85,800	114,400
300,000	33,000	66,000	99,000	132,000

The PEP's normal retirement allowance is stated with reference to the participant's final average earnings. A participant's "final average earnings" are one-fifth of his or her annual earnings during the highest consecutive five-year period within the immediately preceding ten-year period. The term "annual earnings" includes all cash remuneration paid to a participant other than commissions, specified foreign service earnings, and amounts realized under the Omnibus Stock Incentive Plan. Annual earnings are the calendar year equivalent of salary and bonus shown in the Summary Compensation Table. The participant's normal retirement allowance is 1.10 percent of his or her final average earnings multiplied by credited service.

As of June 30, 2001, Messrs. Daniels and Green had 20 and 30 years of credited service under the PEP, respectively. Messrs. Harker, Corbett and Stangl were not participants in the PEP as of June 30, 2001.

Supplemental Executive Retirement Plan (SERP)

Effective January 1, 1997, the Executive Compensation Committee recommended and the Board of Directors approved the establishment of the SERP. All benefits are funded by Company-owned life insurance policies for each participant.

The SERP provides an annual retirement benefit equal to 50 percent of the participant's final average fiscal year cash compensation. The final average fiscal year cash compensation is the average of the three highest years' cash compensation during the last ten preceding fiscal years. The benefit is payable in the form of a life annuity. The SERP also provides that, upon death, a life annuity equal to 50 percent of the participant's benefit will be payable to the surviving spouse. Participants can elect lesser forms of benefits to provide a higher surviving spouse's benefit. Benefits under the SERP do not vest until the participant reaches age 60 and has 20 years of service. Benefits from the SERP are offset by all other Company funded benefits which include the Cash Balance Plan, the PEP, the 401(k) Plan or benefits provided under an employment agreement.

Director Compensation

Directors who are employees of the Company or its subsidiaries or who serve as paid consultants to the Company receive no compensation for their services as director. During fiscal year 2001, directors who were neither employees nor paid consultants of the Company ("non-employee directors") received an annual retainer of $18,000; a $1,500 fee for each board meeting attended; and a $1,000 fee for each committee meeting attended. Non-employee directors who served as chairmen of committees received an additional annual retainer of $2,000.

Pursuant to the Directors' Stock Option Plan of the Company, non-employee directors may be granted common stock, performance shares, or options to purchase common stock for a per share exercise price equal to the fair market value of one share of common stock on the date of grant. On August 24, 2000, upon approval of the Executive Compensation Committee, each non-employee director was awarded 5,000 options to purchase common stock for a per share exercise price of $2.8125, the closing price of DIMON common stock on the date of grant. In total, 35,000 stock options were awarded, all of which were immediately exercisable pursuant to the Directors' Stock Option Plan.

Executive Compensation Committee Report on Executive Compensation

Compensation Philosophy and Programs

DIMON's Executive Compensation Committee (the "Committee") is comprised of three outside independent directors whose role is to oversee the development and management of total compensation levels and programs for the Company's executive officers.

The Committee's principal objectives in fulfilling its role for DIMON include:

- Enhance the Company's ability to attract, motivate, and retain highly qualified and knowledgeable executives who are critical to the long-term success of DIMON.
- Establish and maintain executive compensation levels and programs that are fully competitive with comparable organizations.
- Develop and maintain executive compensation programs that encourage higher levels of job performance through the use of performance-based short- and long-term incentives.
- Reinforce management's commitment to enhance shareholder value by aligning the interests of key executives with those of the Company's shareholders.

In achieving the above objectives, the Committee reviews extensive survey information on pay levels and compensation practices compiled from time to time with the help of an independent consultant. The comparison group for competitive compensation information includes the peer companies in the proxy performance graph (as listed below), as well as a broader group of companies with operating characteristics and revenues similar to DIMON. The Committee strives to provide a direct compensation package to DIMON executives that is fully competitive with the average total pay packages for the comparison group. The direct compensation package for DIMON's executive officers includes base salary, annual incentive payments, and long-term incentives in the form of stock option and restricted stock grants.

Section 162(m) of the Internal Revenue Code, as amended, (the "Code") restricts the deductibility, for federal income tax purposes, of annual compensation paid to the Chief Executive Officer and each of the four other most highly compensated executive officers to the extent that such compensation exceeds $1 million or does not qualify as "performance-based" as defined under the Code. In this regard, the Committee's objective is to obtain the fullest compensation deduction possible while preserving needed flexibility in recognizing and rewarding desired performance. All compensation provided to executive officers in fiscal year 2001 is believed to be fully deductible.

Base Salary — The base salary levels for executive officers, other than the Chief Executive Officer (the "CEO"), are established by the Committee upon recommendations from the CEO and reflect comparable salaries for similar positions in the comparison group described above. The Committee determines CEO base salary using similar competitive salary information. Because DIMON places substantial emphasis on performance-driven pay delivered through short- and long-term incentives, base salary ranges are established such that the range maximum is equivalent to the average salary of the broader comparison group. Base salaries are adjusted periodically, based on competitive market changes, individual and corporate performance, modifications in job responsibilities, and the executive's position within his or her respective salary range.

Annual Incentive — DIMON's Management Incentive Plan (the "Plan") allows the Committee to provide direct financial incentives in the form of cash payments to executive officers and other employees upon the achievement of predetermined performance objectives. At the beginning of each fiscal year, the Committee establishes a threshold goal, midpoint and maximum goals for cash payment to key employees, with the limitation expressed as a percentage of base salary. The Plan provides for a maximum award of up to 100 percent of base salary for the CEO and President and lesser maximum potential awards to other executives and key employees. The 2001 Plan placed a 70 percent weighting on pretax income and a 30 percent weighting on net debt. No award is payable unless the pretax income threshold goal is achieved.

Long-Term Incentives — The Committee administers the DIMON Omnibus Stock Incentive Plan as the principal mechanism to provide long-term incentives to executives, officers, and key employees. The Plan permits the Committee to grant options to purchase shares of the Company's stock, to grant tandem stock options and stock appreciation rights ("SARs"), to grant stand-alone SARs, to award shares of restricted stock, or to award performance unit shares to executives, officers, and other key employees. The Company utilizes both stock options and restricted stock as long-term financial incentives. Options are generally granted at 100 percent of the fair market value on the date of grant, expire ten years from the date of grant, and vest after a three-year period. Restricted stock grants vest on the third anniversary of the grant date. The Committee's primary objective in granting stock options and other long-term stock-based incentives is to allow key employees to participate in the success of the Company through stock ownership, to provide a strong and direct link between employee compensation and the interests of shareholders, and to encourage recipients to focus on the long-term performance of the Company. All equity grants are approved or ratified either by the members of the Committee who are non-employee directors, as that term is defined in SEC Rule 16b-3, or by the Board of Directors of the Company.

Compensation Actions in Fiscal Year 2001

During fiscal year 2001, Mr. Harker's base salary was adjusted from $400,000 to $425,000, a 6.25% increase. Additionally, Mr. Harker was awarded 70,000 stock options and 20,000 shares of restricted stock. Both the stock options and the shares of restricted stock vest on the third anniversary of the grant date.

During fiscal year 2001, the Company exceeded the threshold pretax income goal specified in the Company's Management Incentive Plan and Mr. Harker earned an incentive payment of $244,035.

In summary, the Committee believes the total direct compensation program for DIMON's executive officers effectively serves to accomplish its objectives as stated above on behalf of shareholders and executive employees.

Executive Compensation Committee:

Norman A. Scher, Chairman
R. Stuart Dickson
Joseph L. Lanier, Jr.

PERFORMANCE GRAPH

The following graph compares the cumulative total return for DIMON common stock from June 30, 1996, to June 30, 2001, to the total returns for the S&P 500 Index, the S&P SmallCap 600 Index, and an index of peer companies selected by the Company for the same period. The companies in the peer group are Standard Commercial Corporation and Universal Corporation. The graph assumes an investment of $100 in common stock and in each index as of June 30, 1996, and that all dividends are reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



* $100 INVESTED ON 6/30/96 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers, and persons who own more than 10 percent of a registered class of the Company's equity securities, file with the Securities and Exchange Commission initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. The same persons are also required to furnish the Company with copies of all Section 16(a) forms that they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended June 30, 2001, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10 percent beneficial owners were met, with the following exceptions: Mr. Steven B. Daniels, Senior Vice President & Regional Director, filed one report late with respect to a purchase in February 1999; Mr. H. Peyton Green III, Senior Vice President-Sales & Marketing, filed three reports late with respect to a purchase in December 1999, a sale in April 2000, and a purchase in May 2000; and Mr. J. Martin Scott, Senior Vice President-Sales, filed one report late with respect to a purchase in January 2000.

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors, upon recommendation of the Audit Committee, has selected Ernst & Young LLP, independent accountants, as the Company's auditors for the fiscal year ending June 30, 2002. A representative of the auditors will be present at the annual meeting with an opportunity to make a statement and will be available to respond to appropriate questions relating to the fiscal year 2001 audit of the Company's financial statements.

The Board of Directors engaged Ernst & Young LLP as the Company's independent accountants, effective May 11, 2001. DIMON's former independent accountants, PricewaterhouseCoopers LLP, were dismissed effective May 11, 2001.

The reports issued by PricewaterhouseCoopers LLP on the Company's financial statements for either of the two most recent fiscal years preceding the dismissal did not contain any adverse opinion or a disclaimer of opinion, or any qualification or modification as to uncertainty, audit scope or accounting principles.

The decisions to dismiss PricewaterhouseCoopers LLP and engage Ernst & Young LLP were recommended by the Audit Committee of the Board of Directors and approved by the full Board of Directors.

During the Company's two most recent fiscal years prior to May 11, 2001, and through May 11, 2001, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreement in connection with its reports.

Audit Fees. Ernst & Young's fees for professional services rendered for the audit of the Company's annual financial statements for the year ended June 30, 2001, were $739,000, and all other fees were $188,000, including audit related services of $118,000 and non-audit accounting services of $70,000. Audit related services generally include fees for pension and statutory audits, business acquisitions, accounting consolidations, internal audit and SEC registration statements.

Financial Information Systems Design and Implementation Fees. No fees were earned by Ernst & Young LLP for any information technology services (of the type described in Rule 2-01(c)(4)(ii)) of regulation S-X during the 2001 fiscal year.

All Other Fees. No fees were earned by Ernst & Young LLP during the 2001 fiscal year except as described above.

SHAREHOLDERS' PROPOSALS AND NOMINATIONS

2002 Annual Meeting

Under the rules and regulations of the SEC, any proposal that a shareholder intends to present at the 2002 annual meeting must be received by the Company at its principal office in Danville, Virginia, by May 24, 2002, if the shareholder desires it to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

Additionally, the Company's bylaws require that nominations of directors be delivered or mailed to the Secretary no earlier than August 17, 2002, and no later than September 11, 2002. To the extent known to the nominating shareholder, notifications must include:

- the nominee's name, age and address;
- the nominee's principal occupation;
- the name and address of the notifying shareholder; and
- the number of shares owned by the notifying shareholder.

The Nominating Committee will thereafter make its recommendation to the Board of Directors, and the Board of Directors will make its determination as to whether such candidate should be nominated. Nominations not made in accordance with these procedures, and votes cast for any such nominee, will be disregarded.

OTHER MATTERS

On this date, the Company is not aware of any matters to be presented for action at the meeting other than as stated in this notice. However, if any other matters requiring a vote of shareholders are properly presented at the meeting, it is intended that proxies in the accompanying form will be voted on such other matters in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

The annual report, including consolidated financial statements of the Company and its subsidiaries for the fiscal year ended June 30, 2001, is being mailed to shareholders with this proxy statement on or about September 24, 2001.

By Order of the Board of Directors

T. C. Parrish
Secretary

September 24, 2001

DIMON INCORPORATED
AUDIT COMMITTEE CHARTER

Purpose

The primary function of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of DIMON Incorporated ("DIMON") is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's accounting and financial reporting practices and the quality and integrity of the Company's financial reports. This includes the oversight of DIMON's financial statements provided to any governmental or regulatory body, the public, or other users, the effectiveness of DIMON's internal control process, and the annual independent audit of DIMON's financial statements.

Structure and Meetings

The Board shall annually designate the members of the Committee and its Chairman. The Committee shall be composed of not less than three members of the Board. All members of the Committee shall meet the requirements of the New York Stock Exchange ("NYSE") concerning (1) independence (including restrictions concerning employment relationships, business relationships, family relationships, and cross compensation committee links), and (2) financial literacy. Further, at least one member of the committee shall meet the requirements of the NYSE concerning accounting or related financial management expertise.

The Committee shall meet at least twice a year, or more frequently as circumstances dictate. As part of its responsibility to foster open communication, the Committee shall meet at least annually with management, the Chief Internal Auditor, and the independent auditor in separate executive sessions to discuss any matters that any of them believe should be discussed privately. The Committee shall meet privately as a committee as necessary to discuss any matters that the Committee believes should be discussed without the presence of management.

Minutes of each meeting shall be prepared and distributed to the Committee. The Committee shall report on each of its proceedings to the Board at the next regular meeting of the Board.

Responsibilities and Duties

The Committee shall have the following basic duties and such other activities the Committee deems necessary to fulfill its purpose:

    A.   Financial Reporting

        1.   Management and the independent auditor shall review with the Committee the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K). The Committee shall review and consider with the independent auditor the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61 "Communication with Audit Committees" (as it may be modified or supplemented).

        2.   The Committee, or at least its chairman, shall discuss with management and the independent auditor any significant accounting matters that arise on an interim basis, as required by SAS No. 90, "Audit Committee Communications," as well as the interim financial results to be included in DIMON's quarterly reports.

    B.   Independent Auditor

        1.   The independent auditor is ultimately accountable to the Board as assisted by the Committee. The Committee shall review the independence and performance of the independent auditor and

recommend to the Board the selection, evaluation, and where appropriate, the replacement of the independent auditor. The Board has the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the independent auditor.

2. The Committee shall meet with the independent auditor to review its audit plan and, before releasing year-end earnings, the results of the audit.

3. The Committee shall review the fees and other significant compensation to be paid to the independent auditor.

4. The Committee shall require that the independent auditor submit annually a formal written statement delineating all relationships between the independent auditor and DIMON. On an annual basis (or more often, if required), the Committee shall review and discuss with the independent auditor all significant relationships it has with DIMON that could impair the independent auditor's objectivity or independence.

C. Internal Audit

The Committee shall review annually the scope of activities, staffing, results and effectiveness of the Company's Internal Audit function and advise management of such changes to the Internal Audit function as the Committee deems appropriate. Further, the Committee shall review periodically the qualifications of the Internal Audit function and concur in the appointment, replacement, reassignment or dismissal of DIMON's Chief Internal Auditor. The Committee shall review the Internal Audit function as to its independence and authority of its reporting obligations. The Committee shall also review the department's annual audit plan and the results of the audits and obtain explanations for any significant deviations from the original plan.

D. Internal Control Matters

1. Management, the independent auditor and the Company's internal auditors shall review with the Committee the adequacy and effectiveness of the accounting and financial controls of the Corporation. The Committee shall elicit recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

2. Management, the independent auditor and the Company's internal auditors shall discuss with the Committee significant financial risks or exposures. The Committee shall assess the steps management has taken to minimize such risks to the Company.

3. The independent auditor and internal auditors shall review with the Committee any significant findings and recommendations together with management's response. The Committee shall satisfy itself that management has taken any necessary corrective actions on a timely basis.

E. Compliance with Laws and Regulations

1. Management shall review with the Committee the effectiveness of the Company's system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

2. Management, general counsel, and the tax director shall periodically update the Committee regarding compliance matters.

3. The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

4. The Committee shall review the findings of any examinations by regulatory agencies.

F. Compliance with Code of Conduct

1. Management shall review with the Committee the code of conduct and the plan to ensure that all employees are aware of it, as well as the program for monitoring compliance.

2. The Committee shall periodically obtain updates from management and the Company's counsel regarding compliance.

G. Report to Shareholders

The Committee shall prepare a report to shareholders for inclusion in DIMON's proxy statement as required by the Securities and Exchange Commission.

H. Other Responsibilities

1. The Committee shall review with the Company's counsel any legal matters that could have a significant impact on the Company's financial statements.

2. The internal auditor shall review with the Committee the Executive Officers' expense accounts and use of corporate assets.

3. The Committee shall perform other oversight functions as requested by the Board.

4. The Committee shall annually review the provisions of this Charter and recommend appropriate changes to the Board.

Resources and Authority

The Committee shall be given the resources and authority to conduct investigations into any matters within the scope of its responsibilities. The Committee shall have the authority to call before it management and other employees of DIMON involved in financial or internal control matters. Further, the Committee shall have the authority and resources necessary to engage financial and internal control experts, including independent public accountants other than DIMON's independent auditor, counsel, including counsel other than DIMON's regular counsel, and other consultants as it deems reasonably necessary to assist it in carrying out its responsibilities.

▼ FOLD AND DETACH HERE ▼

PROXY   **DIMON INCORPORATED**   **PROXY**
512 Bridge Street
P. O. Box 681
Danville, Virginia 24543

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Brian J. Harker, Mr. James E. Johnson, Jr., and Mr. Joseph L. Lanier, Jr., or any one of them with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all shares of stock in DIMON Incorporated that the undersigned is entitled to vote at the annual meeting of shareholders of the Company to be held October 31, 2001, at 10:00 A.M., at the principal office of the Company, 512 Bridge Street, Danville, Virginia, and at any and all adjournments thereof:

1. ELECTION OF DIRECTORS (mark only one box)

☐ FOR all nominees listed below   ☐ WITHHOLD AUTHORITY to vote
  (except as marked to the contrary below).   for all nominees listed below.

  Nominees: R. Stuart Dickson, Albert C. Monk III, Norman A. Scher and Martin R. Wade III.

  INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name in the space provided below.

_____

The Board recommends a vote "FOR" the foregoing proposal.

Please sign and date on reverse side.

▼ **FOLD AND DETACH HERE** ▼

(continued from other side)

2. In their discretion, the proxies are authorized to vote upon such other business and matters incident to the conduct of the meeting as may properly come before the meeting.

This proxy, when properly executed and delivered, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the election of all directors.

Dated: _____, 2001

_____
Shareholder's Signature

Please sign exactly as the name appears on this card. Only one of several joint owners need sign. Fiduciaries and Corporate Officers should give full title.

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.